

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas, 78230

> **Re:** **Nerium Biotechnology, Inc.**
> **Form 20-FR12G/A-1**
> **Filed October 5, 2010**
> **File No. 000-54051**

Dear Mr. Knocke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your prior response did not include a statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please provide this statement from the company in your next response.

2. We note your response to our prior comment one. We also note that the Phoenix Biotechnology Trust owns 72.27% of the shares outstanding. Please tell us whether the Company will continue to be a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, once those shares held by the Trust are distributed.

3. Disclosure added in response to several comments refers to "antidotal use" or "antidotal data." It appears that you may be referring to "anecdotal use" and "anecdotal data." Please revise or, in the alternative, clarify what you mean by antidotal use and antidotal data.

Item 3. Selected Financial Data, page 6

4. Refer to the financial table that was modified in response to comment five. Since you state in your filing that you were incorporated on June 1, 2006, please provide a footnote that explains how the 2006 operating data were derived. If they do not relate to the full fiscal year, disclose that fact and the reason why they do not represent the full fiscal year. Furthermore, revise your table to include financial data for the six months ended June 30, 2009 as a comparison to June 30, 2010.

Lack of Approval in Major North American Markets, page 6

5. We note your response to our prior comment eight. Your risk factors should be concise. Instead of including the text of the entire FDA statement, please revise your disclosure to summarize the limitations imposed by the FDA with respect to the importation of unapproved drugs.

Anvirzel^{TM} (intramuscular injection), page 18

6. We note your response and expanded disclosure in response to our prior comment 24. Please expand your disclosure to state, if true, that efficacy was not tested in clinical trials in connection with obtaining approval by the Honduran Health Ministry.

Dermal Creams, page 22

7. We note your response and expanded disclosure in response to our prior comment 29. Please state, if true, that you have not submitted an Investigational New Drug Application to the USFDA.

Item 5. Operating and Financial Review of Prospects
Management's Discussion and analysis of Financial Condition and Results of Operations

8. Please provide a discussion for the six months ended June 30, 2010 and June 30, 2009 as required under Item 303 of Regulation S-K.

Results of Operations, page 30

9. We note that the research and development expenses incurred on HIV research and dermal cream development were separately quantified for the quarters ended June 30, 2010 and June 30, 2009 in response to comment 33. Please tell us where you have made a similar disclosure for all other periods presented or revise your discussions to separately quantify the research and development expenses incurred on each product during each of the periods presented.

10. On page 30, you state that the increase in the research and development expense was partially due to the timing of payments. Please revise your disclosure to specifically explain why the timing of payments increased your research and development expense and how the timing of and accounting for these payments is appropriate.

11. On page 31 you disclose details about an ongoing private offering. Please provide us with a detailed analysis explaining why such disclosure does not constitute an offer to sell under Section 2(a)(3) of the Securities Act of 1933.

12. We acknowledge your response to comment 34. Please revise your disclosure to state whether or not you grant sales returns/exchanges and discounts and if true, that the sales return/exchange/discount were not material during the periods presented. Otherwise, please provide the disclosures originally requested under comment 34.

Results of Operations for the Year Ending December 31, 2009, page 38

13. Please revise your discussion that was provided in response to comment 35 to explain why it is rare for the inventories to expire, yet there were vials of Anvirzel that expired and why the expiration of Anvirzel was not estimated and reserved prior to them actually expiring.

Liquidity, page 40

14. Please revise your contractual obligations disclosure provided in response to comment 36 to present your obligations in one table. The table should quantify your obligations relating to operating leases, research and development, and Anvirzel sales by the year they are due. If you are unable to estimate the total obligations or the timing of their payments, you should explain the reasons in the footnote thereto.

Officer Compensation and Director Compensation, page 50

15. We note your response and expanded disclosure in response to our prior comment 37. To the extent any directors received stock options during the last full financial year, please provide the title of the securities covered by the options, the exercise price, and the expiration date of the stock options.

Item 7. Major Shareholders and Related Party Transactions, page 50

16. We note your response to our prior comment 39 and reissue the comment in part. We were unable to find the disclosure required by Item 7.A.2 of Form 20-F. Please disclose the required information or tell us where the information appears in your filing.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2009
Notes to Consolidated Financial Statements
12. Income Taxes, page 92

17. Please tell us where you have provided the explanations of "future income tax expense resulting from reduction in Canadian future tax rates" and "future income tax benefit from U.S. tax rate adjustment" in response to comment 40.

Exhibit 23.1

18. Please file a recently dated auditor's consent with each of your amended Form 20.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact at Keira Ino at 202-551-3569 or Melissa Rocha at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at 202-551-3578 or Daniel Greenspan at 202-551-3623 with any other questions.

Sincerely,

Jeff Riedler
Assistant Director

cc: Hank Vanderkam, Esq.
        Vanderkam & Associates